October 17, 2024

Mallorie Burak
Chief Financial Officer and Interim Principal Executive Officer
Energous Corporation
3590 North First Street, Suite 210
San Jose, CA 95134

        Re: Energous Corporation
            Offering Statement on Form 1-A
            Filed October 11, 2024
            File No. 024-12518
Dear Mallorie Burak:

       This is to advise you that we do not intend to review your offering statement.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A,
Rule 257 of Regulation A requires you to file periodic and current reports, including a Form
1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Patrick Fullem at 202-551-8337 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:   Jeanne Campanelli